UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14F-1


                           SCHEDULE 14F-1 INFORMATION
                 Information Statement Pursuant to Section 14(f) of the Securities and Exchange Act of 1934 and
                       Securities and Exchange Rule 14f-1


                              ALVERON ENERGY CORP.
                    ----------------------------------------
                (Name of Registrant as Specified in its Charter)


         Delaware                     000-50493                 98-0412431
----------------------------   ------------------------    --------------------
(State or other jurisdiction   (Commission File Number)    (I.R.S. Employer
                                                            Identification No.)

                           100 - 224 11th Avenue S.W.
                                Calgary, Alberta
                                 Canada T2R 0C3
                          ----------------------------
                    (Address of principal executive offices)


         Company's telephone number, including area code: (403) 233-9239


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                              ALVERON ENERGY CORP.
                           100 - 224 11th Avenue S.W.
                                Calgary, Alberta
                                 Canada T2R 0C3

                                 March 30, 2012

     We were incorporated in Delaware in 2003. In 2007, we began conducting a preliminary investigation into developing commercial scale wind and hydro turbine projects. We abandoned this concept in 2008 and have been inactive since then.

     In March 2012, Michael Scott purchased 39,900,000 shares of our common stock from Sang-Ho Kim who, at that time, was our Chief Executive Officer.

     On March 30, 2012, Sang-Ho Kim and Surendran Shanmugan appointed Michael Scott as one of our directors. Following the appointment of Mr. Scott, Mr. Kim resigned as our officer. Following his resignation, Mr. Scott became our Chief Executive Officer and our Principal Financial and Accounting Officer. Ten days after this Schedule 14-f is mailed to our shareholders, Sang-Ho Kim and Surendram Shanmugan will resign as our directors.

     In March 2012 Mr. Scott transferred 18,900,000 shares he purchased from Sang-Ho Kim to various third parties, leaving Mr. Scott with 21,000,000 shares of our common stock.

     Our common stock is the only class of equity security that we have outstanding. Each share of our common stock entitles its holder to one vote at any meeting of our shareholders. On March 30, 2012 we had 52,140,000 outstanding shares of common stock. Mr. Scott, as the owner of 21,000,000 shares, owns 40.3% of our outstanding shares.

     Mr. Scott (age 46) has been a consultant in the oil and gas industry since September, 2011. Between October, 2008 and September, 2011, Mr. Scott was the President of Triple J Pipelines Ltd., a company involved in oil and gas industry. Between October, 2002 and October, 2008 Mr. Scott was the President of Core Pipelines Ltd., a company involved in the oil and gas industry.

     Mr. Scott is not independent, as that term is defined in section 803 of the listing standards of the NYSE Amex. Mr. Scott is not a "financial expert" as that term is defined in the regulations of the Securities and Exchange Commission.

     Mr.  Scott's  address is 100-224 11th Ave. SW Calgary,  Alberta  Canada T2R
0C3.

     Mr. Scott has sole voting and investment power over his shares of common stock.

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Executive Compensation
----------------------

     During the two years ended October 31, 2011 we did not pay any compensation to Sang-Ho Kim.

     None of our directors received any compensation during our fiscal year ended October 31, 2011.

     We do not have an employment agreement with Mr. Scott. We do not have any outstanding options or other types of equity awards. We do not have any type of equity incentive plans, retirement plans or similar plans or arrangements for our officers or directors. We have not entered into any contracts or arrangements with our officers or directors that would provide them with compensation resulting from their resignation, retirement, or any other termination of their employment with us or from a change-in-control us or a change of their responsibilities following a change-in-control.

Corporate Governance
--------------------

     Our directors serve until the next annual meeting of our shareholders and until their successors have been duly elected and qualified. Our officers serve at the discretion of our directors.

     Our Board of Directors does not have standing audit, nominating or compensation committees, committees performing similar functions, or charters for such committees. Instead, the functions that might be delegated to such committees are carried out by our Board of Directors, to the extent required. Our Board of Directors believes that the cost of associated with such committees, has not been justified under our current circumstances.

     Given our lack of operations to date, we believe Michael Scott has sufficient knowledge and experience to fulfill the duties and obligations of an audit committee. Mr. Scott is not an "audit committee financial expert" within the meaning of the rules and regulations of the SEC.

     Our Board of Directors does not currently have a policy for the qualification, identification, evaluation, or consideration of board candidates and does not think that such a policy is necessary at this time, as it believes that, given the limited scope of our operations, a specific nominating policy would be premature and of little assistance until our operations are at a more advanced level. Currently the entire Board decides on nominees.

     Our Board of Directors does not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. We do not have any restrictions on shareholder nominations under our articles of incorporation or bylaws. The Board will consider suggestions from individual shareholders, subject to an evaluation of the person's merits. Shareholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

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     In the future,  our  directors may create  committees  and policies as they determine to be advisable.

     We do not have any policies or procedures with respect to the review, approval or ratification of transactions with related parties.

     Our Board of Directors does not have a "leadership structure" since each board member is free to introduce any resolution at any meeting of our directors and is entitled to one vote at any meeting.

     Due to the limited scope of our current operations, we have not adopted a code of ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions.

     Our Board of Directors did not hold any formal meetings during the year ended October 31, 2011.

     Holders of our common stock may send written communications to our entire board of directors, or to one or more board members, by addressing the communication to "the Board of Directors" or to one or more directors, specifying the director or directors by name, and sending the communication to 100-224 11th Ave. SW Calgary, Alberta Canada T2R 0C3. Communications addressed to the Board of Directors as whole will be delivered to each board member. Communications addressed to a specific director (or directors) will be delivered to the director (or directors) specified.

     Security holder communications not sent to the board of directors as a whole or to specified board members will be relayed to board members.

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